

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Ganesh Kumar Bangah
Chief Executive Officer
MOL Global, Inc.
Lots 07-03 & 08-03, Levels 7 & 8
Berjaya Times Square, No. 1, Jalan Imbi
55100 Kuala Lumpur, Malaysia

>    **Re:    MOL Global, Inc.**
>    **Amendment No. 1 to**
>    **Draft Registration Statement on Form F-1**
>    **Submitted June 3, 2014**
>    **CIK No. 0001604929**

Dear Mr. Bangah:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Corporation Structure, page 5

1.  Please revise your corporate structure diagrams to clarify the instances in which your beneficial interest does not necessarily encompass your voting interest.  Specifically, we note that you have "effective control" over 87% of MOL Thailand, however, due to foreign ownership restrictions, we believe it is necessary to clarify the nature of your anticipated 87% ownership.  This comment also applies to the diagrams that appear on pages 61 and 62.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Selected Statements of Operations Items, page 74

2. We have read your response to comment 22 of our letter dated May 16, 2014 and note your disclosure on page 74 where you state, "The amount that we recognize as revenue depends on our revenue sharing arrangements with digital content providers, which is typically 20% of volume but can vary depending on local market practice, the content provider and the content. For example, based on local market practice, we have relatively favorable revenue sharing arrangements in Turkey and relatively less favorable revenue sharing arrangements in the Philippines and Indonesia." Your current disclosure indicates your revenue sharing depends on the local market where you do business. Tell us what consideration you gave to providing a range of revenue sharing percentages for all geographic markets. Further, tell us if you considered disclosing the average duration of your revenue sharing arrangements. If you believe this aggregated information would disclose commercially sensitive information, please tell us why in reasonable detail.

Results of Operations, page 79

3. We have read your response to comment 23 of our letter dated May 16, 2014 and note the changes you have made to your filing. To assist us in understanding why you have not discussed the changes in exchange rates as part of your analysis of results of operations, please tell us the amount of revenue generated in each country in which you operated and the quantified impact on your consolidated revenue resulting from the changes in exchange rates for each such country for each of 2011, 2012, 2013, and interim 2014.

Business, page 120

4. We note your response to comment 31 of our letter dated May 16, 2014. Here and throughout your filing where you discuss mobile commerce, please also disclose that revenue from mobile commerce was immaterial for all periods presented in your historical financial statements. We will not object if you also disclose that you expect mobile activity to become material in future periods, although you cannot predict when, if ever, that will occur.

Financial Statements of MOL Global, Inc. for the Year Ended December 31, 2013, page F-2

3.6 Impairment of Goodwill, page F-16

5. We have read your response to comment 40 of our letter dated May 16, 2014. It appears that multiple cash generating units were allocated an amount of goodwill that was significant in comparison with your total goodwill as of December 31, 2013 and 2012. Please tell us why you have not provided the disclosures required by paragraph 134 of

IAS 36 for each of these cash generating units. With regards to your remaining cash generating units for which the amount of goodwill allocated to each unit is not significant in comparison with your total goodwill, please tell us why you have not provided the disclosure of this fact as requested in our prior comment.

3.8 Revenue Recognition, page F-18

6. We have read your response to comment 42 of our letter dated May 16, 2014 and have the following additional comments:

- We note your revisions concerning refunds of MOLPoints and MOLReloads. Your current disclosure that these items "are not refundable to the Group" may not clearly convey who is requesting a refund from the Group. Please revise to indicate, if true, that the Group does not refund end users' purchases as a matter of policy or practice.

- Your current disclosure indicates that MOLPoints utilized are not refundable. However, your response indicates that unused MOLPoints held in MOLPoints user accounts are refundable to end-users. Please revise your footnote to disclose this to your readers.

- Your response indicates that "MOLReloads derives service revenue from the use of an application that facilitates electronic distribution of prepaid airtime and vouchers from external prepaid service providers to end-users through a terminal-based infrastructure." However, you also state in your response that "MOLReloads distributes electronic vouchers." Based on these statements, it is unclear to us whether you transfer electronic vouchers or PINs to end-users that the end-users must activate in order to receive prepaid mobile airtime or whether an end-user's purchase through your MOLReloads business automatically results in their receipt of prepaid mobile airtime. Please tell us and revise your footnote disclosure to clarify this matter. If you transfer electronic vouchers or PINs to end-users that the end-users must activate in order to receive prepaid mobile airtime, please also revise your disclosure concerning refunds to clarify whether unused electronic vouchers or PINs are refundable to end-users.

7. We have read your response to comment 43 of our letter dated May 16, 2014 and have the following additional comments:

- Your response indicates that the fees you retain are based on the amount of consideration you generated from the sales of in-game virtual goods above a pre-specified amount to which the game developers are entitled. However, your footnote discloses that you pay game developers a fixed percentage based on total game point utilization. Please tell us and, if necessary, revise your disclosure to clarify whether you pay game developers a fixed amount such that you could pay them more than you generated in revenue or whether you pay game developers a fixed percentage of the revenue you generate.

- Your response indicates that you sell game points that can be exchanged for in-game virtual goods. Please revise your disclosures concerning refunds to clarify whether unused game points are refundable to end-users.

- Please explain to us in more detail how you concluded that revenue from MMOG Asia should be accounted for on a net basis. Tell us more about how you considered your role in operating the gaming portal through which games and the related in-game virtual goods are accessed. Also, tell us more about how you and the game developers negotiate the split of fees from sale of virtual goods to determine what portion you will retain and what portion you will pay to the game developers.

## 12. Income Tax Expense, page F-36

8. We have read your response to comment 45 of our letter dated May 16, 2014. Please explain to us why the overprovision related to the 2012 overstatement of non-deductible expenses was recorded in fiscal 2013. In this regard, explain to us in detail whether this adjustment represents the correction of an error. Refer to paragraph 41 of IAS 8. If this adjustment is a correction of an error, please further explain to us why you did not restate your fiscal 2012 income tax expense pursuant to paragraph 42(a) of IAS 8.

## 16. Investment in Subsidiaries, page F-41

## (b) Associate becomes Subsidiary, page F-43

9. We note your response to comment 47 of our letter dated May 16, 2014. Please elaborate on your statement regarding MOL Thailand that "ordinary resolutions require a majority vote" by telling us what types of activities are covered by ordinary resolutions, what types of activities are covered by non-ordinary resolutions, and the voting percentage necessary to pass non-ordinary resolutions.

## Financial Statements of MOL Global, Inc. for the Period Ended March 31, 2014, page F-114

## Unaudited Condensed Interim Consolidated Statements of Changes in Equity, page F-118

10. We note your response to comment 39 of our letter dated May 16, 2014. Given the sale of a 15% interest in your consolidated subsidiary MOLAP to His Royal Highness Sultan Ibrahim in February 2014, please tell us, citing the applicable accounting literature, how you considered the impact of this transaction on your interim financial statements and your non-controlling interests. If the sale of 15% of MOLAP to the Sultan is reflected in your interim financial statements, please explain to us in detail where and how it is reflected. Please also tell us how you will reflect in your financial statements the swap of

the Sultan's 15% interest in MOLAP for your shares once your financial statements are updated to encompass May 2014.

Unaudited Pro Forma Condensed Consolidated Financial Information, page P-1

11. We note from your disclosure on page P-2 that the acquisition of additional equity interests in MOL Thailand has not yet closed. In this regard, we note your reference to "the planned acquisition of 37.73% interest in MOL Thailand in 2014." Please tell us in more detail how you determined that inclusion of this acquisition of additional interests in MOL Thailand qualifies for inclusion in pro forma financial statements under Article 11 of Regulation S-X. Specifically, please explain how you concluded this transaction is probable and that the effects are objectively measurable. As part of your response, tell us whether you have finished negotiating the agreements to acquire the additional 37.73% interest in MOL Thailand, when you expect to sign the agreements, and whether you expect any significant changes to any currently existing drafts of the agreements between now and when the agreements are signed.

12. We note your response to comments 7 and 14 of our letter dated May 16, 2014 concerning your acquisition of additional interests in MOL Thailand. Please tell us what percentage of equity interests you will own in MOL Thailand and describe to us in detail any additional beneficial interests you will own. If you obtain control through contracts rather than ownership of equity, please explain to us in detail the terms of the contracts and how you concluded these contracts result in accounting for MOL Thailand as if you owned 87% of it.

13. We note your response to comment 13 of our letter dated May 16, 2014 and the addition of pro forma financial statements to your filing. Assuming you believe the acquisition of additional interests in MOL Thailand meets the criteria of Article 11 for inclusion in pro forma financial statements, please tell us how you considered also including the issuance of shares to Javelin Venture Partners (Javelin) in your pro forma financial statements to promote a consistent definition of the "pro forma" transactions throughout your filing. In this regard, we note that the "pro forma" column in your capitalization table on page 49 and your "pro forma" net tangible book value as seen on page 52 encompass the acquisition of additional interests in MyCNX and MOL Thailand as seen in your pro forma financial statements plus the issuance of shares to Javelin.

14. Similarly, please tell us how you considered also presenting the receipt and use of proceeds from your offering to result in a column encompassing the same transactions as your "pro forma as adjusted" capitalization and net tangible book value amounts. As part of your response, tell us how you considered whether the receipt and use of proceeds will be material to your financial statements and to an investor. Refer to Rule 11-01(a)(8) of Regulation S-X. If you do not believe inclusion of these transactions in your pro forma financial statements is material given the other disclosures elsewhere in your filing, at a minimum, we would expect you to revise your disclosures in an appropriate place in your

filing such as selected financial data or your narrative discussion of pro forma as adjusted capitalization to disclose the pro forma impact of the receipt and use of proceeds on your calculation of earnings per share.  In this regard, your pro forma earnings per share calculation reflecting the receipt and use of proceeds should include only those ordinary shares whose proceeds are being reflected in pro forma adjustments to the income statement, such as proceeds used for debt repayment or business acquisitions.

15. Please explain to us in more detail what is represented by pro forma adjustment (1).  In doing so, explain to us in more detail what these costs represent, when they were actually incurred, and why presenting pro forma financial statements as if the additional acquisitions of MyCNX and MOL Thailand had been consummated on January 1, 2013 would result in the elimination of these costs from your 2013 statement of profit or loss. If you assumed these costs would have been incurred and expensed in 2012, please revise your pro forma footnote to better explain this.

Exhibit Index, page II-5

16. We note your indication that your Thai counsel, Baker & McKenzie Ltd., has opined that the ownership structure of your Thai subsidiaries is and will be in compliance with applicable Thai law.  Please file this opinion as an exhibit to your registration statement or tell us why you do not believe it is necessary to do so.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc:     Jonathan B. Stone